Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	% Ownership
Nytis Exploration (USA) Inc.	Delaware	100%
Nytis Exploration Company LLC	Delaware	98.1% owned by our subsidiary Nytis Exploration (USA) Inc.
Nytis Exploration of Pennsylvania LLC	Pennsylvania	85% owned by our subsidiary Nytis Exploration (USA) Inc.
Brushy Gap Coal & Gas, Inc.	Kentucky	100% owned by our indirect subsidiary Nytis Exploration Company LLC